UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

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Great Panther Resources Ltd.
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR
SEC 20-F Statement Filed
Standard & Poor's Listed

October 27, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER ACQUIRES PRODUCING SILVER-GOLD MINES

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has signed the formal purchase agreement for a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The three principal mines in Great Panther's acquisition, the Valenciana, Cata and Rayas, occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato District. Silver was discovered in the area in 1548 and historic production for the district is estimated at 1.12 billion ounces of silver and 5.63 million ounces of gold.

Epithermal silver-gold mineralization in the mine complex is found in quartz veins and large stockwork bodies within the Veta Madre structure. These stockworks can reach widths of 30 metres or more and locally exceed 100 metres in strike length and down-dip extent allowing for bulk tonnage underground mining methods to be used. In some parts of the deposit, copper mineralization occurs in sufficient quantities to be recovered as a byproduct.

The main claim block covers more than 4 kilometres of strike length along the Veta Madre and contains 25 shafts, 4 winzes (internal shafts) and more than a hundred kilometres of underground workings. The main shaft at each of the aforementioned mines is currently operational with ore being hoisted up the central Cata shaft where the 1,200 tonne per day plant that services the mines is located. Three areas of the mine complex are accessed via a ramp system, where ore is trucked out to the plant. The San Ignacio Mine, located 17 kilometres by road to the northwest, in the 'La Luz' district, was closed in 2001 as a cost-cutting measure but will be re-evaluated for its potential to support a new mining campaign.

Great Panther is buying the mines from the last mining cooperative in Mexico, the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (the "Cooperative"). The Cooperative has operated the mines for the last 65 years but has had little need to conduct much exploration due to the size and richness of the deposit. Production has been quite variable and the plant last operated at full capacity in 1991 when 324,800 tonnes were milled resulting in the production of more than 900,000 ounces of silver and 8,600 ounces of gold. In 1994, with a reduced throughput, higher grades allowed the mine to produce more than 1.5 million ounces of silver and 11,000 ounces of gold. It is Great Panther's objective to restore the plant to its full capacity.

In recent years, the operation has had little working capital and no holes have been drilled since 2000. There has been minimal grade control and there is no systematic mine plan in place, resulting in steadily declining production to the point where, this year, the plant has only been operating at about 20% capacity. Under these circumstances, mill feed has been sought in areas with easy access rather than in areas with 'defined' ore reserves, even if the grade was below mine cut-off.

Limited drilling from the 1980's and 1990's, however, indicates that silver-gold mineralization continues to depth under the existing workings and, in some areas, it appears that grades may be improving with depth. Based upon this work, a "reserve" and "resource" estimation, representing a possible 4.7 million ounces of silver and 38,000 ounces of gold was completed in 2000 by the Cooperative and reported the following estimates:

"Proven Reserves" 369,535 tonnes @ 1.73 g/t Au and 165 g/t Ag

"Probable Reserves" 154,077 tonnes @ 1.40 g/t Au and 232 g/t Ag

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"Drill Indicated" 148,559 tonnes @ 2.23 g/t Au and 339 g/t Ag

The aforementioned estimates have been disclosed in a NI 43-101 report, dated October 14, 2005 by G. Cavey, P.Geo. and D. Gunning, P.Eng., prepared for Great Panther. This resource and reserve estimate is considered to be part of the global resource of 2,750,000 tonnes grading 1.56 g/t Au and 176 g/t Ag, established by the Cooperative and reported by the Company on September 28, 2005. Neither of these disclosures follows the requirements for reserves and resources outlined in NI 43-101 and both are regarded as historical in nature. They have been obtained from sources believed to be reliable but cannot be verified and therefore cannot be relied upon.

It appears from mine data that the areas represented by the detailed figures above have not been mined, as they are situated below the existing workings, and may remain intact. As such, Great Panther considers the aforementioned Historical Resource to be relevant information and, while the Company is not relying on the existence of the resource, it intends to use these data as a guideline in the creation of a new resource that is compliant with NI 43-101. There is no guarantee, however, that such a resource will be delineated or that a new resource will be economically viable.

As a first step in this process, Great Panther's due diligence, conducted over the past 4 months, has entailed an extensive review of available data, the collection of more than 1,000 samples from underground workings and surface outcrops, and the initiation of a 1,400 metre surface diamond drill program. The results of this work are currently being compiled.

Specifically, channel sampling by the Company in an area northwest of the Rayas shaft (San Vicente North Ramp) has indicated that potential exists, at least in this area, to block out new resources on the existing levels. The San Vicente Mine, with access via a 5 by 4 metre decline, could provide sufficient mill feed to restart the plant once the latter has been refurbished. Great Panther's management believes that with a continuing program of extensive sampling combined with diamond drilling, a new resource base could be established such that the mines could be brought back into full production.

The total purchase price for the Guanajuato mine complex is US$7,250,000 which includes 1,107 hectares in 2 main properties, the 1,200 tonne per day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). The Company has paid US$1,450,000 to the Vendors and will pay an additional US$5,800,000 in staged payments over the next 13 months. A technical report covering the acquisition (compliant with NI 43-101) has been filed with the TSX Venture Exchange and the BC Securities Commission. The TSX Venture Exchange has granted conditional approval on the transaction.

In order to avoid shareholder dilution, Great Panther is in the process of arranging a debt financing for Guanajuato to cover the balance of the purchase price, refurbishing of the plant, rehabilitation of the mine and delineation of a new resource base. Further details on this will be announced in due course.

With this acquisition, Great Panther Resources Limited has firmly established itself as an emerging silver producer and is continuing its aggressive growth strategy focused on the exploration and development of silver and gold projects in Mexico. Great Panther's goal is to become one of the top five primary silver producers in the world. Robert F. Brown, P.Eng., Vice President of Exploration for Great Panther, is the Qualified Person for all of Great Panther's projects under the meaning of National Instrument 43-101 and has reviewed this news release.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer
President and CEO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________
Kaare G. Foy
Chief Financial Officer and Chairman

Date: October 27, 2005